Exhibit 2.3

AMENDMENT TO AGREEMENT AND PLAN OF MERGER

THIS AMENDMENT TO AGREEMENT AND PLAN OF MERGER (this “Amendment”) is made and entered into as of August 26, 2022 by and among Software Acquisition Group Inc. III, a Delaware corporation (“Parent”), Nuevo Merger Sub, Inc., a Delaware corporation and a wholly owned subsidiary of Parent (“Merger Sub”), and Branded Online, Inc. dba Nogin, a Delaware corporation (the “Company”), and amends that certain Agreement and Plan of Merger, dated as of February 14, 2022, as previously amended (the “Merger Agreement”), by and among Parent, Merger Sub, and the Company (collectively, the “Parties”). Capitalized terms used but not otherwise defined herein shall have the meanings ascribed to such terms in the Merger Agreement.

WHEREAS, the Parties desire to amend the Merger Agreement pursuant to Section 9.13 of the Merger Agreement.

NOW, THEREFORE, in consideration of the covenants and agreements contained herein, and certain other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties hereto, intending to be legally bound, hereby agree as follows:

1. Amendments to the Merger Agreement. Effective as of the execution hereof, the Company, Parent, and the Excess Cash Stockholders agree that the following shall be added at the end of Section 2.2 of the Merger Agreement:

“Notwithstanding anything to the contrary in the Merger Agreement, any Cash Merger Consideration payable to the Excess Cash Stockholders, in their capacity as stockholders of the Company with respect to their Cash Electing Shares, pursuant to Section 2.3(a) and Section 2.6 of the Merger Agreement shall be payable as follows:

(i) on the date that is the 179th day following the Closing (the “Initial Interim Payment Date”), Parent shall pay to the Excess Cash Stockholders an aggregate amount of cash equal to $5 million (allocated among the Excess Cash Stockholders in accordance with Exhibit H) (the “Interim Payment Amount”); provided, however, that if Parent is prohibited from paying all or a portion of the Interim Payment Amount on the Initial Interim Payment Date because the aggregate amount of all fees and expenses incurred by Parent, the Company and their respective Subsidiaries in connection with the Transactions (the “Fees and Expenses”), together with the Cash Merger Consideration actually paid at Closing (the “Closing Cash”) and the Interim Payment Amount (collectively, the “Transaction Expenses”) would exceed $40.0 million (the “Expense Cap”), then on the Initial Interim Payment Date, Parent shall pay to the Excess Cash Stockholders an amount equal to the difference of (x) $5.0 million and (y) the amount resulting from the difference of (A) the Expense Cap and (B) the sum of the Fees and Expenses and the Closing Cash; provided further, that Parent shall pay to the Excess Cash Stockholders the balance, if any, of the Interim Payment Amount as soon as practical following the Initial Interim Payment Date if it determines in good faith that it is permitted to do so in compliance with the Expense Cap; and

(ii) on the earlier of (x) the date on which Parent completes a primary offering of equity securities that generates gross proceeds to Parent equal to or in excess of $15,000,000 and (y) the date that is four years and ninety-one days following the Closing (the “Final Payment Date”), Parent shall pay to the Excess Cash Stockholders an amount of cash equal to the lesser of (A) the difference of the Cash Merger Consideration owed to the Excess Cash Stockholders with respect to their Cash Electing Shares and the Interim Payment Amount (allocated among the Excess Cash Stockholders in accordance with Exhibit H) and (B) the amount resulting from the difference of (x) the Expense Cap and (y) the Transaction Expenses (the “Final Payment Amount”); provided, however, in no event shall the Excess Cash Stockholders be paid in excess of the Cash Merger Consideration that the Excess Cash Stockholders would have otherwise been entitled to receive pursuant to Section 2.3(a) and Section 2.6 of the Merger Agreement with respect to their Cash Electing Shares (the “Excess Cash Stockholders Cash Consideration Amount”). If the Final Payment Amount does not equal the Excess Cash Stockholders Cash Consideration Amount, Parent shall issue the Excess Cash Stockholders a number of shares of Parent Common Stock equal to the quotient of (X) the difference of (I) the Excess Cash Stockholders Cash Consideration Amount and (II) the sum of the Final Payment Amount and the Interim Payment Amount divided by (Y) the 10-day volume weighted average trading price of Parent Common Stock on NASDAQ (or such other stock exchange that Parent Common Stock is then traded) prior to the Final Payment Date, and following such issuance of Parent Common Stock, the Excess Cash Stockholders shall be deemed to have received the Cash Merger Consideration to which they were entitled in full.”

Effective as of the execution hereof, the Company, Parent, and the Excess Cash Stockholders agree that the information set forth in Annex A hereto shall be added as Exhibit H to the Merger Agreement:

2. No Further Amendment. The Parties, Jan Nugent, and Geoff Van Haeren agree that, except as provided herein, all other provisions of the Merger Agreement shall continue unmodified, in full force and effect and constitute legal and binding obligations of all parties thereto in accordance with its terms. This Amendment forms an integral and inseparable part of the Merger Agreement.

3. References. All references to the “Agreement” (including “hereof,” “herein,” “hereunder,” “hereby” and “this Agreement”) in the Merger Agreement shall refer to the Merger Agreement as amended by this Amendment. Notwithstanding the foregoing, references to the date of the Merger Agreement (as amended hereby) and references in the Merger Agreement to “the date hereof,” “the date of this Agreement” and terms of similar import shall in all instances continue to refer to February 14, 2022.

4. Other Miscellaneous Terms. Sections 9.3 through 9.14, Section 9.16 and Section 9.17 of the Merger Agreement (as amended by this Amendment) shall apply mutatis mutandis to this Amendment, as if set forth in full herein.

[Signature pages follow]

IN WITNESS WHEREOF, the parties hereto have caused this Amendment to be duly executed and delivered as of the date first written above.

SOFTWARE ACQUISITION GROUP INC. III

By:	/s/ Jonathan Huberman
Name:	Jonathan Huberman
Title:	Chairman, CEO & CFO

[Signature Page to Amendment to Agreement and Plan of Merger]

NUEVO MERGER SUB, INC.

By:	/s/ Jonathan Huberman
Name:	Jonathan Huberman
Title:	Chairman, CEO & CFO

/s/ Jan Nugent
Jan Nugent

/s/ Geoff Van Haeren
Geoff Van Haeren

[Signature Page to Amendment to Agreement and Plan of Merger]

BRANDED ONLINE, INC. DBA NOGIN

By:	/s/ Jan Nugent
Name:	Jan Nugent
Title:	Chief Executive Officer

[Signature Page to Amendment to Agreement and Plan of Merger]